[Absolute Investment Advisers, LLC letterhead]

July 31, 2013

Stacey Hong, President
Forum Funds
Two Portland Square
Portland, Maine 04101

RE: Absolute Strategies Fund - Contractual Advisory Fee Waiver

Dear Mr. Hong:

Absolute Investment Advisers, LLC (the "Adviser") agrees to reduce the investment advisory fee it charges to the Absolute Strategies Fund (the "Fund"), a separate series of the Forum Funds (the "Trust"), for one year following the date on the Fund's then current prospectus (the "Term") in accordance with the following schedule:

On Fund Average Daily Net Assets	Advisory Fee reduction	Advisory Fee Rate
0 to 4.5 billion	None	1.60%
Greater than $4.5 billion	-0.05%	1.55%
Greater than $5 billion	-0.05%	1.50%

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this Agreement will annually renew automatically for an additional Term unless the Adviser provides written notice of its termination at least 90 days prior to the end of a Term.

Very truly yours,

By: /s/ Jay Compson
Name: Jay Compson
Title: Member